BOSTON NEW YORK	PALO ALTO SAN FRANCISCO	WASHINGTON, DC	www.ropesgray.com

August 14, 2006	Laurie A. Churchill
617-951-7453
Laurie. Churchill@ropesgray.com

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549 Attn: Jay Mumford

Re:	Precision Optics Corporation, Inc.
Registration Statement on Form SB-2
File No. 333-136033
Amendment No. 1 filed on August 14, 2006

Dear Mr. Mumford:

On behalf of Precision Optics Corporation, Inc. (the “Company”), we are responding to the comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in a letter dated August 14, 2006 with respect to the above referenced filing. The Company has filed today with the Staff Amendment No. 1 to the above referenced Registration Statement on Form SB-2 (the “Registration Statement”). We have reproduced the text of the comments below, followed by the responses that we have been authorized to make on behalf of the Company and the other parties to the above referenced filings. The numbers correspond to the numbers of the comments in the letter of the Staff. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the revised Registration Statement filed today with the Staff.

Signatures

1.
It does not appear that your principal financial officer or your controller or principal accounting officer have signed this document. Please file a registration statement with all required signatures.

RESPONSE: The Company has revised the signature page to the Registration Statement to reflect that Mr. Richard E. Forkey is signing in his capacity as Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer. Please refer to the signature page of the Registration Statement.

ROPES & GRAY LLP

August 14, 2006

* * * * *

If you have any questions concerning Amendment No. 1 to the Registration Statement or if there is anything we can do to facilitate the Staff’s review, please feel free to contact me at (617) 951-7453.

Best regards,

Laurie A. Churchill